

February 29, 2024

Pat Obara
Chief Financial Oficer
Uranium Energy Corp
500 North Shoreline, Ste. 800
Corpus Christi, Texas, USA

Re: Uranium Energy Corp
Form 10-K for the Fiscal Year Ended July 1, 2023
Filed September 29, 2023
File No. 001-33706

Dear Pat Obara:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 1, 2023

Item 2. Description of Properties, page 28

1. It appears there are inconsistencies between the notes to the summary resource table and certain individual property resource tables. For example, note 4 to Table 2.5 indicates a long-term uranium price of $40 per pound for ISR projects and $65 per pound for conventional projects, however Table 2.41 on page 87 discloses pricing of $56 per pound.

    Additionally, note 5 to Table 2.5 states that resources are 100% attributable to the company, however Table 2.42 on page 93 states that the resources in the table are based on UEC's 49.0975% equity in the project.

    We also note that you have included two tables identified as Table 2.42, including Table 2.42 on page 93 and Table 2.42 on page 90.

    Please revise to ensure the pricing and attributable resource disclosures are consistent between individual property resource tables and the summary resource table, and correct the table numbers listed with each table.

2.　　We note that several of the properties that have been included in Table 2.6, Year over Year Changes in Mineral Resources, were acquired during the fiscal year ending 2023, however resource estimates related to these properties are reflected in the fiscal year ending 2022. Please revise as necessary.

3.　　As necessary please revise all individual property mineral resource tables to include the point of reference, the price, the cut-off grade, and the metallurgical recovery factor as required by Item 1304(d)(1) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules
96.4, page 151

4.　　We note that you have assumed a cut-off grade of 0.05% U_3O_8 for your Horseshoe-Raven mineral resource, however you have not included underground mining costs in the cut-off grade calculation. Mining costs must be included in the cut-off calculation in order to establish a reasonable prospect of economic extraction; similar to mining costs that were included in the Roughrider Uranium technical report summary, provided at Exhibit 96.10.

Please revise the technical report summary to include mining costs in the cut-off grade calculation, and revise the resource disclosure as necessary.

Please review your other technical report summaries to ensure that mining costs have been included in the cut-off grade, as necessary.

5.　　We note that disclosures under Reliance on Other Experts, on page 134 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

For example, in one paragraph of this section, the qualified person indicates there has been reliance with regard to content in Section 10, exclusively on information and data supplied by UEX.

Please discuss this observation with the qualified person and arrange to obtain and file a revised technical Report Summary that is consistent with the requirements in Item 1302(f)(2) of Regulation S-K.

We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.

Pat Obara
Uranium Energy Corp
February 29, 2024
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation